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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Martin, Ruben S. (Last) (First) (Middle)		(1)

	4200 Stone Road (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Martin Midstream Partners L.P. (MMLP)		☒	Director(2)	☒	10% Owner(2)
					☒	Officer(2) (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
	Kilgore, Texas 75662 (City) (State) (Zip)				President and Chief Executive Officer(2)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Limited partner interests		(3)	—		Subordinated units	4,253,362(4)		nil		I		By Martin Resource Management Corporation(2)

Explanation of Responses:

(1) Date of effectiveness of the Registration Statement on Form S-1 filed by the Issuer in connection with its initial public offering, estimated to be on or about October 30, 2002.

(2) Ruben S. Martin is the President, Chief Executive Officer and a Director of the general partner of the Issuer. Ruben S. Martin beneficially owns securities in Martin Resource Management Corporation representing approximately 51.6% of the voting power thereof and serves as its Chairman of the Board of Directors and President. Martin Resource Management Corporation will indirectly own 4,253,362 units of the Issuer's subordinated units representing limited partnership interests upon the closing of the Issuer's initial public offering, estimated to be on or about November 6, 2002, through three of its wholly-owned subsidiaries (Martin Gas Sales LLC, Midstream Fuel Service LLC and Martin Resource LLC). As a result, Ruben S. Martin may be deemed to be the beneficial owner of the subordinated units owned by Martin Resource Management Corporation.

(3) The date exercisable will be the day of issuance which will be the date of the closing of the Issuer's initial public offering, estimated to be on or about November 6, 2002.

(4) The Subordinated Units will be issued to Martin Gas Sales LLC, Midstream Fuel Service LLC and Martin Resource LLC upon the closing of the Issuer's initial public offering, estimated to be on or about November 6, 2002.

/s/ Ruben S. Martin	10/30/2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.